W. THOMAS CONNER
DIRECT LINE: 203.383.0590
Internet: thomas.conner@sutherland.com

                                                                   July 24, 2008

VIA EDGAR CORRESPONDENCE SUBMISSION
-----------------------------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re: Registration Statement on Form N-4 for
         First MetLife Investors Insurance Company
         First MetLife Investors Variable Annuity Account One
         (File No. 333-152450)

Dear Ms. White:

     First MetLife Investors Insurance Company (the "Company") and its separate account, First MetLife Investors Variable Annuity Account One respectfully request that the Staff of the Commission afford the above-captioned registration statement filed on July 22, 2008 (the "Class XTRA Registration Statement") selective review in accordance with Securities Act Release No. 6510 (Feb. 15,
1984). Disclosure in the Class XTRA Registration Statement is substantially similar to the disclosure in the current registration statement on Form N-4 (File No. 333-96777) for certain individual flexible premium deferred variable annuity contracts issued by First MetLife Investors Insurance Company through First MetLife Investors Variable Annuity Account One (the "Class XC Registration Statement").

     The typeset versions of the prospectus and statement of additional information that were sent to you on July 23, 2008 are appropriately marked to indicate the differences between the Class XTRA Registration Statement and the Class XC Registration Statement. The material differences between the two are as follows:

          . In the Class XTRA Registration Statement, the Purchase Payment Credit is an amount equal to 6% of the initial purchase payment and each subsequent purchase payment. For contracts with purchase payments of $200,000 or more, the amount of the credit increases to 7%. In the Class XC Registration Statement, the Purchase Payment Credit is an amount equal to 5% of the initial purchase

Alison White, Esq.
July 24, 2008
Page 2

               payment and each subsequent purchase payment. For contracts with purchase payments of $1,000,000 or more, the amount of the credit increases to 6%.

          . The withdrawal charges and mortality and expense risk charge differ between the Class XTRA Registration Statement and the Class XC Registration Statement.

          . The Class XTRA Registration Statement does not offer the LWG I rider, the GWB I rider, and the GMIB I rider.

          . Under the Class XTRA Registration Statement, the annuity date must be no earlier than the first contract anniversary. Under the Class XC Registration Statement, the annuity date must be no earlier than 30 days after contract issue.

          . If the Company receives approval from the Commission, it intends to recapture Purchase Payment Credits applied to the contracts in certain circumstances under the Class XTRA Registration Statement. The Company does not currently recapture Purchase Payment Credits applied to the contracts under the Class XC Registration Statement.

     In addition to the disclosure differences that reflect substantive differences between the Class XTRA Registration Statement and the Class XC Registration, certain additional stylistic, editorial, and updating changes have been made in the Class XTRA Registration Statement. Please note that the prospectus sections in the Class XTRA Registration Statement relating to the LWG II and GMIB Plus are only marked because these prospectus sections were included in a supplement to the Class XC Registration Statement.

     If you have any questions or comments, please contact the undersigned at
(202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                             Sincerely,


                                             /s/ W. Thomas Conner
                                             -----------------------------------
                                             W. Thomas Conner

Enclosures

cc: Michele Abate, Esq.
    Lisa Flanagan, Esq.